SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549
------------------------------------------------
                                                   :
              In the Matter of                     :
CENTRAL AND SOUTH WEST CORPORATION,                         CERTIFICATE
                     et al.                        :
                                                                 OF
              File No. 70-8979                     :
                                                   :        NOTIFICATION
(Public Utility Holding Company Act of 1935)       :
                                                   :
------------------------------------------------


              Central and South West Corporation ("CSW") and its subsidiary companies Central Power and Light Company ("CPL"), Public Service Company of Oklahoma ("PSO"), Southwestern Electric Power Company ("SWEPCO") and West Texas Utilities Company ("WTU"), each sometimes referred to as an "Operating Subsidiary" and collectively referred to as the "Operating Subsidiaries", hereby certify, pursuant to Rule 24, that:

          1. On March 18, 1997, CSW offered to purchase the 4.20% Series and 4.00% Series of preferred stock of CPL and all the outstanding series of preferred stock of PSO, SWEPCO and WTU. Each offer was scheduled to expire at 5:00 pm central time, Wednesday, April 16, 1997. The offer to purchase all of the shares of PSO and SWEPCO expired and the tendered shares were accepted for payment on April 16, 1997. On April 23, 1997, CSW paid for 53,203 shares of PSO's 4.00% Series and 91,931 shares of PSO's 4.24% Series and 52,614 shares of SWEPCO's 4.28%
          Series, 23,092 shares of SWEPCO's 4.65% Series, 37,228 shares of SWEPCO's 5.00% Series and 41,990 shares of SWEPCO's 6.95% Series tendered pursuant to CSW's offer and subsequently resold the shares to SWEPCO and PSO for cancellation and retirement.

          CSW's offers to purchase the 4.20% Series and 4.00% Series of preferred stock of CPL and the outstanding series of preferred stock of WTU were extended until 10:00 am central time, Monday, April 28,
          1997. The offers to purchase the 4.20% Series and 4.00% Series of preferred stock of CPL and the outstanding series of preferred stock of WTU expired and the tendered shares were accepted for payment on April 28, 1997. On May 1, 1997, CSW paid for 57,524 shares of CPL's 4.20% Series and 57,952 shares of CPL's 4.00% Series and 36,306 shares of WTU's 4.40% Series tendered pursuant to CSW's offer and subsequently resold the shares to CPL and WTU for cancellation and retirement.

          2. On March 18, 1997, CPL, PSO, SWEPCO and WTU began a proxy solicitation of each of their outstanding preferred shareholders seeking approval to amend their respective Articles of Incorporation, in the case of CPL and WTU, or their Certificate of Incorporation, in the case of PSO and SWEPCO, to remove a provision limiting the amount of unsecured debt each Operating Subsidiary could issue.

          3. On April 7, 1997, a special meeting of shareholders was held at the corporate offices of CPL in Corpus Christi, Texas. At this meeting a vote on the proposed amendment was held. Approximately 75% of the preferred shares and 100% of the common shares were voted in favor of the amendment. The presiding officer declared that the amendment was passed and the special meeting was adjourned.

          4. On April 16, 1997, special meetings of shareholders were held at the corporate offices of PSO, SWEPCO and WTU in Tulsa, Oklahoma, Shreveport, Louisiana and Abilene, Texas, respectively. At the special meetings for PSO and SWEPCO, a vote on the proposed amendments was held. More than 82% of PSO's preferred shares and 100% of PSO's common shares voted in favor of the amendment. More than 91% of SWEPCO's preferred shares and 100% of SWEPCO's common shares voted in favor of the amendment. The presiding officer at each special meeting declared that the amendment was passed and the special meetings were adjourned. By vote of the preferred and common shareholders the special meeting for WTU was adjourned until April 28, 1997.

          On April 28, 1997, the special meeting was reconvened at WTU's corporate offices in Abilene, Texas. A quorum of both the preferred and common shareholders was present. During this meeting, a vote on the proposed amendment was held. More than 73% of the preferred shares and 100% of the common shares voted in favor of the amendment. The presiding officer declared that the amendment was passed and the special meeting was adjourned.

          5. On April 24, 1997, PSO Capital I, a Delaware statutory business trust, entered into an underwriting agreement (the "PSO Underwriting Agreement") with Merrill Lynch, Pierce, Fenner & Smith Incorporated, Goldman, Sachs & Co., Morgan Stanley & Co. Incorporated and Smith Barney Inc. for the negotiated sale of $75,000,000 of 8% Trust Originated Preferred Securities, Series A due April 30, 2037 (the "PSO Preferred Securities").

          On May 2, 1997, the Indenture (the "PSO Indenture") and the First Supplemental Indenture (the "PSO Supplemental Indenture") each dated May 1, 1997, between PSO and The Bank of New York, as Trustee, pursuant to which PSO issued $77,320,000 of its 8% Junior Subordinated Deferrable Interest Debentures, Series A, were executed by the parties thereto.

          On May 2, 1997, the Amended and Restated Trust Agreement (the "PSO Trust Agreement") dated May 1, 1997, between PSO and The Bank of New York, as Property Trustee, The Bank of New York (Delaware), as Delaware Trustee and the Administrative Trustees named therein, was executed by the parties thereto.

          On  May  2,  1997,   the  Guarantee   Agreement  (the  "PSO  Guarantee
          Agreement") dated May 1, 1997, between PSO and The Bank of New York, as Trustee, was executed by the parties thereto.

          On May 2,  1997,  PSO  Capital I  issued,  sold and  delivered  to the
          Underwriters  the PSO  Preferred  Securities.

          6. On April 30, 1997, SWEPCO Capital I, a Delaware statutory business trust, entered into an underwriting agreement (the "SWEPCO Underwriting Agreement") with Smith Barney Inc., Dean Witter Reynolds Inc., Goldman, Sachs & Co., and Morgan Stanley & Co. Incorporated for the negotiated sale of $110,000,000 of 7.875% Trust Preferred
          Securities, Series A due April 30, 2037 (the "SWEPCO Preferred Securities").

          On May 8, 1997, the Indenture (the "SWEPCO Indenture") and the First Supplemental Indenture (the "SWEPCO Supplemental Indenture") each dated May 1, 1997, between SWEPCO and The Bank of New York, as Trustee, pursuant to which SWEPCO issued $113,402,075 of its 7.875% Junior Subordinated Deferrable Interest Debentures, Series A, were executed by the parties thereto. On May 8, 1997, the Amended and Restated Trust Agreement (the "SWEPCO Trust Agreement") dated May 1, 1997, between SWEPCO and The Bank of New York, as Property Trustee, The Bank of New York (Delaware), as Delaware Trustee and the
          Administrative Trustees named therein, was executed by the parties thereto.

          On May 8, 1997, the Guarantee Agreement (the "SWEPCO Guarantee Agreement") dated May 1, 1997, between SWEPCO and The Bank of New York, as Trustee, was executed by the parties thereto.

          On May 8, 1997, SWEPCO Capital I issued, sold and delivered to the Underwriters the SWEPCO Preferred Securities.

          7. On May 8, 1997, CPL Capital I, a Delaware statutory business trust, entered into an underwriting agreement (the "CPL Underwriting Agreement") with Goldman, Sachs & Co., Lehman Brothers Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated and Smith Barney Inc. for the negotiated sale of $150,000,000 of 8.00% Cumulative Quarterly Income Preferred Securities, Series A due April 30, 2037 (the "CPL Preferred Securities").

          On May 14, 1997, the Indenture (the "CPL Indenture") and the First Supplemental Indenture (the "CPL Supplemental Indenture") each dated May 1, 1997, between CPL and The Bank of New York, as Trustee, pursuant to which CPL issued $154,639,200 of its 8.00% Junior Subordinated Deferrable Interest Debentures, Series A, were executed by the parties thereto.

          On May 14, 1997, the Amended and Restated Trust Agreement (the "CPL Trust Agreement") dated May 1, 1997, between CPL and The Bank of New York, as Property Trustee, The Bank of New York (Delaware), as Delaware Trustee and the Administrative Trustees named therein, was executed by the parties thereto.

          On  May  14,  1997,  the  Guarantee   Agreement  (the  "CPL  Guarantee
          Agreement") dated May 1, 1997, between CPL and The Bank of New York, as Trustee, was executed by the parties thereto.

          On May 14, 1997, CPL Capital I issued, sold and delivered to the Underwriters the CPL Preferred Securities.

          8. The above described transactions have been carried out in accordance with the terms and conditions of, and for the purpose represented in, the Form U-1 Application-Declaration of the Company in File No. 70-8979, and in accordance with the terms and conditions of the Commission's order dated March 17, 1997, and the Commission's Supplemental Order dated April 10, 1997.

     The following exhibits are filed herewith:

     Exhibit 8(a) - PSO  Indenture  (incorporated  by  reference to PSO's
                    Form 10-Q for the quarter ended March 31, 1997, ITEM 6(a)(4)(6)).

     Exhibit 8(b)-  SWEPCO  Indenture  (incorporated  by  reference  to
                    SWEPCO's  Form 10-Q for the quarter  ended  March 31,  1997,
                    ITEM 6(a) (4)(11)).

     Exhibit 8(c) - CPL  Indenture  (incorporated  by  reference to CPL's
                    Form 10-Q for the quarter ended March 31, 1997, ITEM 6(a)(4)(1)).

     Exhibit 9(a) - PSO Supplemental Indenture (incorporated by reference to PSO's Form 10-Q for the  quarter  ended  March 31,  1997,
                    ITEM 6(a)(4)(7)).

     Exhibit 9(b)-  SWEPCO  Supplemental  Indenture   (incorporated  by
                    reference to SWEPCO's Form 10-Q for the quarter ended March 31, 1997, ITEM 6(a)(4)(12)).

     Exhibit 9(c) - CPL Supplemental Indenture (incorporated by reference to CPL's Form 10-Q for the  quarter  ended  March 31,  1997,
                    ITEM 6(a)(4)(2)).

     Exhibit 10(a) -PSO  Guarantee  (incorporated  by  reference to PSO's
                    Form 10-Q for the quarter ended March 31, 1997, ITEM 6(a)(4)(9)).

     Exhibit 10(b) -SWEPCO  Guarantee   (incorporated  by  reference  to
                    SWEPCO's  Form 10-Q for the quarter  ended  March 31,  1997,
                    ITEM 6(a) (4)(14)).

     Exhibit 10(c) -CPL  Guarantee  (incorporated  by  reference to CPL's
                    Form 10-Q for the quarter ended March 31, 1997, ITEM 6(a)(4)(4)).

     Exhibit 11(a) -PSO Underwriting Agreement dated April 24, 1997.

     Exhibit 11(b) -SWEPCO Underwriting Agreement dated April 30, 1997.

     Exhibit 11(c) -CPL Underwriting Agreement dated May 8, 1997.

     Exhibit    16 -Final or "past tense" opinion of Milbank,  Tweed, Hadley
                    & McCloy, counsel to the company, dated May 27, 1997.

     Exhibit    17 -Application by PSO to the Corporation  Commission of the
                    State  of  Oklahoma   for   authority   to  issue  and  sell
                    Debentures.

     Exhibit    18 -Order of State Commission referred to in Exhibit 17.

     Exhibit 19(a) -Copy of the  Prospectus  Supplement  dated April 24,
                    1997 with respect to the PSO Preferred Securities, and the accompanying Prospectus dated April 7, 1997 (filed electronically April 25, 1997, in File Nos. 333-21153 and 333-21153-01).

     Exhibit 19(b) -Copy of the  Prospectus  Supplement  dated April 30,
                    1997 with respect to the SWEPCO Preferred Securities, and the accompanying Prospectus dated April 7, 1997 (filed electronically May 7, 1997, in File Nos. 333-21155 and 333-21155-01).

     Exhibit 19(c) -Copy of the Prospectus  Supplement  dated May 8, 1997 with  respect  to the  CPL  Preferred  Securities,  and  the accompanying Prospectus dated April 14, 1997 (filed electronically May 12, 1997, in File Nos. 333-21149 and 333-21149-01).

                               S I G N A T U R E

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, the undersigned company has duly caused this document to be signed on its behalf by the undersigned thereunto duly authorized.
Dated:  May 28, 1997
                                        CENTRAL POWER AND LIGHT COMPANY

                                        By:  /s/ Wendy G. Hargus
                                                Wendy G. Hargus
                                                 Treasurer

                                  EXHIBIT INDEX



EXHIBIT                                                        TRANSMISSION
NUMBER                         EXHIBITS                            METHOD

  8(a)            PSO Indenture (incorporated by reference to
                  PSO's Form 10-Q for the quarter ended
                  March 31, 1997, ITEM 6(a)(4)(6)).                  --

  8(b)            SWEPCO Indenture (incorporated by reference to
                  SWEPCO's Form 10-Q for the quarter ended
                  March 31, 1997, ITEM 6(a)(4)(11)).                 --

  8(c) CPL Indenture (incorporated by reference to CPL's Form 10-Q for the quarter ended March 31, 1997,
                  ITEM 6(a)(4)(1)).                                  --

  9(a) PSO Supplemental Indenture (incorporated by reference to PSO's Form 10-Q for the quarter ended March 31,
                  1997, ITEM 6(a)(4)(7)).                            --

  9(b)            SWEPCO Supplemental Indenture (incorporated by
                  reference to SWEPCO's Form 10-Q for the quarter
                  ended March 31, 1997, ITEM 6(a)(4)(12)).           --

  9(c)            CPL Supplemental Indenture (incorporated by
                  reference to CPL's Form 10-Q for the quarter
                  ended March 31, 1997, ITEM 6(a)(4)(2)).            --

 10(a) PSO Guarantee (incorporated by reference to PSO's Form 10-Q for the quarter ended March 31, 1997,
                  ITEM 6(a)(4)(9)).                                  --

 10(b)            SWEPCO Guarantee (incorporated by reference to
                  SWEPCO's Form 10-Q for the quarter ended
                  March 31, 1997, ITEM 6(a)(4)(14)).                 --

 10(c) CPL Guarantee (incorporated by reference to CPL's Form 10-Q for the quarter ended March 31, 1997,
                  ITEM 6(a)(4)(4)).                                  --

 11(a)            PSO Underwriting Agreement dated April
                  24, 1997.                                      Electronic

 11(b)            SWEPCO Underwriting Agreement dated April
                  30, 1997.                                      Electronic

 11(c)            CPL Underwriting Agreement dated May 8, 1997.  Electronic

 16               Final or "past tense" opinion of Milbank,
                  Tweed, Hadley & McCloy, counsel to the Company,
                  dated May 27, 1997.                            Electronic

 17               Application by PSO to the Corporation Commission
                  of the State of Oklahoma for authority to issue
                  and sell Debentures.                           Electronic

 18               Order of State Commission referred to in
                  Exhibit 17.                                    Electronic

 19(a) Copy of the Prospectus Supplement dated April 24, 1997 with respect to the PSO Preferred Securities, and the accompanying Prospectus dated April 7, 1997 (filed electronically April 25, 1997, in File Nos. 333-21153
                  and 333-21153-01).                                 --

 19(b) Copy of the Prospectus Supplement dated April 30, 1997 with respect to the SWEPCO Preferred Securities, and the accompanying Prospectus dated April 7, 1997 (filed electronically May 7, 1997, in File Nos. 333-21155 and
                  333-21155-01).                                     --

 19(c) Copy of the Prospectus Supplement dated May 8, 1997 with respect to the CPL Preferred Securities, and the accompanying Prospectus dated April 14, 1997 (filed electronically May 12, 1997, in File Nos. 333-21149 and
                  333-21149-01).                                     --